Exhibit 12.1

	Years ended December 31,			Six months ended June 30,
	2016	2015	2014	2017
	(in thousands)
Loss from continuing operations	$(58,225)	$(73,813)	$(35,532)	$(26,801)
Add back: fixed charges	676	913	925	184
Total loss from continuing operations	(57,549)	(72,900)	(34,607)	(26,617)
Fixed charges:
Interest expense	381	575	680	92
Noncash interest and other	295	338	245	92
Total fixed charges	676	913	925	184
Ratio of earnings to fixed charges	*	*	*	*
Deficiency of earnings available to cover fixed charges (1)	$(58,225)	$(73,813)	$(35,532)	$(26,801)

*	Less than one to one coverage.
(1)	Losses in each period. Insufficient earnings to cover fixed charges by the amounts indicated.